[Simpson Thacher & Bartlett LLP Letterhead]

May 16, 2016

Via EDGAR and Courier

Larry Spirgel

Assistant Director, Telecommunications

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:                             Tyco International plc
Registration Statement on Form S-4
Filed April 5, 2016
File No. 333-210588

Dear Mr. Spirgel:

On behalf of our client, Tyco International plc (“Tyco” or the “Company”), set forth below are the responses of the Company to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) that were set forth in your letter dated May 2, 2016, regarding its Registration Statement on Form S-4 filed on April 5, 2016 (the “Registration Statement”).  In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), and we have forwarded to the attention of Mr. Spirgel three courtesy copies of such Amendment No. 1 marked to show changes from the Registration Statement.  Capitalized terms used but not defined herein have the meanings specified in Amendment No. 1.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company.  All page references in the responses set forth below refer to pages of Amendment No. 1.

Background of the Merger, page 97

1.              We note disclosure at page 103 that on December 30, 2015 members of Johnson Controls and Tyco discussed, among other items, synergy assumptions, projected results of operation, the financial profile of the combined company, the amount and terms of the debt financing proposed to be raised by Tyco, and tax matters. Please revise to expand upon and specify the tax matters discussed. We note statements in a joint press release issued by Tyco and Johnson Controls on January 25, 2016, that the proposed transaction is expected to result in $150 million tax savings. Please revise to discuss what consideration the Johnson Controls Board of Directors gave to these tax savings as the Board considered the proposed transaction, ultimately arriving at its recommendation of the proposed merger to Johnson Control shareholders.

Response:  The Background of the Merger section of the Registration Statement beginning on page 97 has been revised in response to the Staff’s comment.

Accounting Treatment of the Merger, pages 176 - 177

2.              We note Johnson Controls will be treated as the acquiring entity for accounting purposes. Please expand your disclosure to describe in detail the specific facts and circumstances considered in arriving at this conclusion including:

•                  The nature of the other transactions contemplated by the merger agreement;

•                  The composition of the combined company’s Board of Directors;

•                  The percentage of affirmative vote required of the combined Board of Directors of the combined company to propose or transact any significant corporate matter; and

•                  The possibility of Mr. George Oliver being designated as Chairman and Chief Executive Officer on or before the Second Succession Date.

Response:  Pages 176 and 177 of the Registration Statement have been revised in response to the Staff’s comment.

Certain Tax Consequences of the Merger, page 217

U.S. Federal Income Tax Consequences of the Tyco Share Consolidation to Tyco Shareholders, page 221

3.              Please revise to indicate, if true, that the opinion as to the tax consequences are the opinion of counsel, insofar as the company is not itself qualified to render an opinion on the tax consequences. Please advise us whether you will be providing the opinion of counsel as an exhibit to your registration statement under Item 601(b)(8) of Regulation S-K.

Response:  Pages 221 and 321 of the Registration Statement have been revised in response to the Staff’s comment.  In addition, the Company has filed the opinion of counsel as Exhibit 8.1 to the Registration Statement.

*          *           *          *           *          *

If you have any questions concerning the registration statement or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at 212-455-3407 or Alan Klein at 212-455-3188.

Sincerely yours,

/s/ Elizabeth A. Cooper
Elizabeth A. Cooper
Simpson Thacher & Bartlett LLP

cc:        Judith A. Reinsdorf, Executive Vice President and General Counsel, Tyco International plc
Brian J. Cadwallader, Vice President, Secretary and General Counsel, Johnson Controls, Inc.
Andrew R. Brownstein, Wachtell, Lipton, Rosen & Katz
David K. Lam, Wachtell, Lipton, Rosen & Katz